BIOCUREX, INC.
                           7080 River Road, Suite 215
                       Richmond, British Columbia V6X 1X5
                                 (866) 884-8669



                                 October 5, 2011

Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

      Re:   Biocurex, Inc.
            Letter Dated September 27, 2011
            File No. 333-144879


     Biocurex, Inc., requests that the September 27, 2011 letter from Hart & Trinen regarding the above-captioned registration statement be withdrawn.

     The reason for this request is the letter requesting the withdrawal of the registration statement must be signed by the Company.


                                Very truly yours,

                                /s/ Dr. Ricardo Moro
                                ------------------------------
                                Dr. Ricardo Moro, President
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